[NexPoint Residential Trust, Inc. Letterhead]

April 20, 2017

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	NexPoint Residential Trust, Inc.
Registration Statement on Form S-3
File No. 333-216697

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, NexPoint Residential Trust, Inc., a Maryland corporation (the “Company”), hereby requests that the effectiveness of its Registration Statement on Form S-3 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on April 24, 2017 at 4:00 p.m., Eastern time, or as soon thereafter as practicable. The Company respectfully requests that you confirm the Registration Statement has been declared effective by notifying Charlie Haag of Jones Day at 214.969.5148.

Should you have any questions regarding this request, please contact Charlie Haag of Jones Day at 214.969.5148. Thank you for your attention to this matter.

Very truly yours,

NEXPOINT RESIDENTIAL TRUST, INC.

By:	/s/ Brian Mitts
Brian Mitts
Chief Financial Officer, Executive VP-Finance, Treasurer and Chairman of the Board